Interval Leisure Group, Inc.

6262 Sunset Drive

Miami, Florida 33143

May 5, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re                                 Acceleration Request — Interval Acquisition Corp.’s Registration Statement on Form S-4

File No. 333-210533-25

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (the “Filing”) of Interval Acquisition Corp., Interval Leisure Group (“ILG”) and the additional registrants listed therein (together with ILG, the “Registrants”), the Registrants hereby request acceleration of the effectiveness of the Filing at 10:00 a.m. on May 9, 2016 or as soon thereafter as practicable.

By filing this acceleration request, the Registrants hereby acknowledge the following:

•             should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•             the Registrants may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact our outside securities counsel Laurie L. Green, Esq. of Holland & Knight LLP at (954) 468-7808.

Very truly yours,

INTERVAL LEISURE GROUP, INC.

/s/ Jeanette E. Marbert
Name:	Jeanette E. Marbert
Title:	Executive Vice President, Chief Operating Officer

cc:  Michele L. Keusch, Esq.

Laurie L. Green, Esq.